Exhibit 12.1

United Therapeutics Corporation

Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended March 31,	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands, except ratio) (as adjusted)(1)
Earnings (losses) from continuing operations before fixed charges	$13,197	$(48,993)	$9,684	$27,636	$42,893
Fixed charges
Interest expenses, net of capitalized interest	$2,637	$11,437	$17,126	$2,416	$29
Capitalized interest	2,076	4,757	689	—	—
Portion of rentals representative of interest factor	80	1,161	1,885	1,172	—
Total fixed charges	4,793	17,355	19,700	3,588	29
Ratio of earnings to fixed charges	2.75	(2.82)	0.49	7.70	4,403.00
Excess fixed charges over earnings	$—	$66,348	$10,016	$—	$—

NOTE: The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and related Notes to the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained within our Annual Report on Form 10-K for the year ended December 31, 2008, and the Quarterly Report on Form 10-Q for the three months ended March 31, 2009.

(1) Adjusted for the retrospective adoption of FSP APB 14-1.  See Note 8: Debt — Adoption of FSP APB 14-1.